                                                                   Exhibit(a)(1)
                            CHANGE OF CONTROL NOTICE

                             AND OFFER TO PURCHASE

                               HEALTHSOURCE, INC.

                               OFFER TO PURCHASE
                    FOR CASH ANY AND ALL OF THE OUTSTANDING
                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                             OF HEALTHSOURCE, INC.
                                       AT
                          101% OF THE PRINCIPAL AMOUNT
                                  OF THE NOTES

 SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THIS CHANGE OF CONTROL NOTICE AND OFFER TO PURCHASE, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
  NEW YORK CITY TIME, ON SEPTEMBER 18, 1997, AND MAY NOT BE EXTENDED EXCEPT AS REQUIRED BY APPLICABLE LAW (THE "EXPIRATION DATE"). NOTES TENDERED IN THE OFFER
           MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

     Healthsource, Inc. ("Healthsource") hereby offers (the "Offer") to purchase for cash at the Purchase Price (as defined below), upon the terms and subject to the conditions set forth in this Change of Control Notice and Offer to Purchase (this "Offer to Purchase") and in the accompanying Letter of Transmittal (the "Letter of Transmittal"), any and all of the outstanding 5% Convertible Subordinated Notes due 2003 of Healthsource (the "Notes"). The "Purchase Price" equals 101% of the principal amount of the Notes, plus accrued and unpaid interest up to but excluding September 23, 1997 (the "Payment Date"), or $1,013.06 per $1,000 principal amount of Notes, unless the Expiration Date is extended as set forth herein under "The Offer -- Expiration Date; Extensions; Amendments; Termination." The Purchase Price assumes that Healthsource pays in full the interest due on the Notes on September 1, 1997 in accordance with the terms of the Indenture (as defined below). Unless Healthsource fails to pay the Purchase Price, any Notes properly tendered pursuant to the Offer and accepted for payment will cease to accrue interest on the Payment Date. Any Notes not tendered in the Offer (or tendered and withdrawn prior to the Expiration Date) will remain obligations of Healthsource and will continue to accrue interest and have all of the benefits of the Indenture. Healthsource may at its option elect to defease any Notes not tendered in the Offer in accordance with the terms of the Indenture.

     Any holder of Notes (a "Holder") desiring to tender all or any portion of such Holder's Notes must comply with the procedures for tendering Notes set forth herein in "Procedures for Tendering Notes" and in the Letter of Transmittal. Tenders of Notes may be withdrawn at any time prior to the Expiration Date. In the event of a withdrawal of Notes, the Notes so withdrawn will be returned to the Holder promptly.

     The Offer is being made pursuant to the Indenture, dated as of March 6, 1996, as amended by a First Supplemental Indenture, dated as of June 3, 1996 (the "Indenture"), between Healthsource and The Bank of New York, as trustee (the "Trustee"), which provides that, following a Change of Control (as defined below), each Holder will have the right, at such Holder's option, to require Healthsource to repurchase in whole or in part such Holder's Notes at the Purchase Price (a "Change of Control Right"). A Change of Control occurred on June 25, 1997, as a result of the consummation of the tender offer (the "Equity Tender Offer") by CHC Acquisition Corp., a New Hampshire corporation ("Acquisition") and an indirect wholly owned subsidiary of CIGNA Corporation, a Delaware corporation ("CIGNA"), pursuant to which Acquisition purchased approximately 98% of the issued and outstanding shares of common stock, par value $0.10 per share, of Healthsource (the "Common Stock"), for a purchase price of $21.75 in cash per share of Common Stock.

                                                   (text continued on next page)

THE DATE OF THIS CHANGE OF CONTROL NOTICE AND OFFER TO PURCHASE IS JULY 25, 1997

(text continued from prior page)

     The Equity Tender Offer was made pursuant to an Agreement and Plan of Merger, dated as of February 27, 1997, by and among Healthsource, CIGNA and Acquisition (the "Merger Agreement"), which provided for the merger (the "Merger") of Acquisition with and into Healthsource. At the effective time (the "Effective Time") of the Merger, each outstanding share of Common Stock will be converted into the right to receive the purchase price per share of Common Stock paid in the Equity Tender Offer. It is currently anticipated that the Effective Time will be on or about July 31, 1997.

     Prior to the Effective Time, the Notes are convertible into shares of Common Stock at a conversion price of $46.965 per share of Common Stock. Any shares of Common Stock issued upon a conversion of Notes prior to the Effective Time will be converted in the Merger into the right to receive $21.75 in cash per share of Common Stock. The Indenture provides that from and after the Effective Time the Notes will no longer be convertible into shares of Common Stock; instead, the Notes will be convertible, at the option of the Holder, into the amount of cash that the Holder would have received in the Merger had such Holder converted the Notes into shares of Common Stock immediately prior to the Effective Time. Therefore, based on the current conversion price of $46.965 per share, each $1,000 principal amount of Notes that was convertible into approximately 21.29 shares of Common stock immediately prior to the Effective Time will be convertible into approximately $463.06 in cash from and after the Effective Time. Under the terms of the Indenture, Healthsource and the Trustee must execute a supplemental indenture evidencing the effect of the Merger on the Notes.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, Healthsource will purchase, by accepting for payment, and will pay for all Notes validly tendered (and not properly withdrawn) pursuant to the Offer, promptly after the Expiration Date, such payment to be made by the deposit of immediately available funds by Healthsource with IBJ Schroder Bank & Trust Company (the "Depositary"), which will act as agent for tendering Holders for the purpose of receiving payment from Healthsource and transmitting such payment to tendering Holders.

     No person has been authorized to give any information or to make any representations other than those contained in this Offer to Purchase and, if given or made, such information or representations must not be relied upon as having been authorized. This Offer to Purchase and related documents do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances in which such offer or solicitation is unlawful. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

     Healthsource makes no recommendation as to whether or not Holders should exercise their Change of Control Right and tender Notes pursuant to the Offer.

     Any questions or requests for assistance or for additional copies of this Offer to Purchase or related documents may be directed to Georgeson & Company Inc., the information agent (the "Information Agent") for the Offer, at one of its telephone numbers set forth on the back cover page hereof. Any beneficial owner owning interests in Notes may also contact such beneficial owner's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                             AVAILABLE INFORMATION

     Healthsource is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning Healthsource can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Office at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained, at prescribed rates, from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a site on the Internet's World Wide Web at http://www.sec.gov. that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including Healthsource. The Notes are listed and traded on the New York Stock Exchange ("NYSE") and such reports, proxy statements and other information concerning Healthsource may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Following the Effective Time, the Notes will be delisted from the NYSE and application will be made pursuant to the Exchange Act to terminate the registration of the Notes and other securities of Healthsource under the Exchange Act. Such termination will substantially reduce the information required to be furnished by Healthsource to the Commission.

     This Offer to Purchase constitutes a part of an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Commission by Healthsource pursuant to Section 13(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Schedule 13E-4 and all exhibits thereto are incorporated in this Offer to Purchase by reference.

                DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     This Offer to Purchase, including the information incorporated by reference herein, contains certain forward looking statements with respect to the financial condition, results of operations and businesses of Healthsource. See "Certain Information Concerning Healthsource and CIGNA." These forward looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, the following possibilities: (1) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (2) adverse state and federal legislation and regulation, including limitations on premium levels, increases in minimum capital and reserves and other financial viability requirements, prohibition or limitation of capitated arrangements or provider financial incentives, benefit mandates (including mandatory length of stay and emergency room coverage), limitations on the ability to manage care and utilization and any willing provider or pharmacy laws; (3) increases in medical costs, including increases in utilization and costs of medical services and the effects of actions by competitors or groups of providers; (4) termination of provider contracts or renegotiation thereof at less cost-effective rates or terms of payment; (5) failure to obtain new customers, retain existing customers or reductions in force by existing customers; (6) significant litigation matters; and (7) that the effects of the Merger could be different than anticipated.

     Many of the foregoing factors have been discussed in Healthsource's prior filings with the Commission. The foregoing review of factors pursuant to the Private Securities Litigation Reform Act of 1995 should not be construed as exhaustive.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        -----
AVAILABLE INFORMATION.................................................................    iii
DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS.......................................    iii
THE OFFER.............................................................................      1
  General.............................................................................      1
  Purpose and Effects of the Offer....................................................      1
  Expiration Date; Extensions; Amendments; Termination................................      2
  Acceptance for Payment..............................................................      2
PROCEDURES FOR TENDERING NOTES........................................................      3
  Tendering Notes.....................................................................      3
  Guaranteed Delivery Procedures......................................................      5
  Withdrawal Rights...................................................................      6
CERTAIN INFORMATION CONCERNING
HEALTHSOURCE AND CIGNA................................................................      7
  Healthsource........................................................................      7
  CIGNA; Relationship between CIGNA and Healthsource..................................      7
CERTAIN RECENT AND FUTURE DEVELOPMENTS................................................      7
  The Tender Offer....................................................................      7
  The Merger..........................................................................      8
SOURCES AND AMOUNT OF FUNDS...........................................................      8
MARKET PRICE INFORMATION..............................................................      9
  The Notes...........................................................................      9
  Shares of Common Stock..............................................................      9
SELECTED FINANCIAL DATA...............................................................     10
CERTAIN FEDERAL INCOME TAX CONSEQUENCES...............................................     10
  General.............................................................................     10
  Sale of Notes Pursuant to the Offer.................................................     10
THE DEPOSITARY AND THE INFORMATION AGENT..............................................     11
MISCELLANEOUS.........................................................................     11

                                   THE OFFER

GENERAL

     Healthsource hereby offers, upon the terms and subject to the conditions set forth in this Offer to Purchase, to purchase for cash at the Purchase Price ($1,013.06 per $1,000 principal amount of Notes) any and all Notes that are properly tendered (and not properly withdrawn), pursuant to the terms and conditions set forth herein, prior to the Expiration Date. Healthsource will accept only tenders of Notes or a portion thereof which are in an amount equal to $1,000 principal amount of Notes or integral multiples thereof. Tenders of Notes may be withdrawn at any time prior to the Expiration Date. In the event of a withdrawal of Notes, the Notes so withdrawn will be returned to the tendering Holders promptly.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, Healthsource will purchase, by accepting for payment, and will pay for, all Notes validly tendered (and not properly withdrawn) pursuant to the Offer, on the Payment Date, unless the Expiration Date is extended as set forth herein under "The Offer -- Expiration Date; Extensions; Amendments; Termination." Such payment will be made by the deposit of immediately available funds by Healthsource with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payment from Healthsource and transmitting such payment to tendering Holders.

     If less than all the principal amount of Notes held by a Holder is tendered and accepted pursuant to the Offer, Healthsource shall issue, and the Trustee shall authenticate and deliver to or on the order of the Holder thereof, at the expense of Healthsource, new Notes of authorized denominations, in a principal amount equal to the portion of the Notes not tendered or not accepted, as the case may be, as promptly as practicable after the Expiration Date.

     Prior to the Effective Time, a Note may be converted into shares of Common Stock until, but not after, such Note is properly tendered to the Depositary unless the tender of such Note is properly withdrawn. Any shares of Common Stock issued upon a conversion of Notes prior to the Effective Time will be converted in the Merger into the right to receive $21.75 in cash per share of Common Stock. The Indenture provides that from and after the Effective Time the Notes will no longer be convertible into shares of Common Stock; instead, the Notes will be convertible, at the option of the Holder, into the amount of cash that the Holder would have received in the Merger had such Holder converted the Notes into shares of Common Stock immediately prior to the Effective Time. Therefore, based on the current conversion price of $46.965 per share, each $1,000 principal amount of Notes that was convertible into approximately 21.29 shares of Common stock immediately prior to the Effective Time will be convertible into approximately $463.06 in cash from and after the Effective Time. Under the terms of the Indenture, Healthsource and the Trustee must execute a supplemental indenture evidencing the effect of the Merger on the Notes.

PURPOSE AND EFFECTS OF THE OFFER

     The Offer is being made pursuant to the Indenture, which provides that, following a Change of Control, each Holder of Notes will have the right, at such Holder's option, to require Healthsource to repurchase all or a portion of such Holder's Notes, in integral multiples of $1,000, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest up to but excluding the Payment Date. A "Change of Control" is defined in the Indenture as an event or series of events pursuant to which (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) acquires "beneficial ownership" (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting stock of Healthsource at an acquisition price less than the conversion price then in effect with respect to the Notes and (ii) holders of the Common Stock receive consideration that is not all or substantially all common stock that is (or upon consummation of or immediately following such event or events shall be) listed on a United States national securities exchange or approved for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities' prices; provided, however, that any such person or group shall not be deemed to be the beneficial owner of, or to beneficially own, any voting stock tendered into a tender offer until such tendered voting stock is accepted for purchase under the tender offer.

     A "Change of Control" occurred on June 25, 1997 as a result of the consummation of the Equity Tender Offer, pursuant to which Acquisition purchased approximately 98% of the outstanding shares of Common Stock for a purchase price of $21.75 in cash per share of Common Stock. This Offer to Purchase serves as the Change of Control notice required by Section 3.5(b) of the Indenture.

     The Notes purchased in the Offer will cease to be outstanding and will be delivered to the Trustee for cancellation immediately after such purchase. Any Notes which remain outstanding after consummation of the Offer will be convertible into cash at the option of the Holder at a conversion price of approximately $463.06 for each $1,000 principal amount of Notes, which is the consideration the Holder would have received in the Merger for each $1,000 in principal of Notes if such Notes had been converted into Common Stock immediately prior to the Merger.

     Holders of Notes that are not tendered pursuant to the Offer will not have the right after the Expiration Date to exercise their Change of Control Rights in respect of such Notes in connection with the Equity Tender Offer and the Merger. Because the Notes will no longer be convertible into shares of Common Stock following the Effective Time, the Notes are likely to trade at a discount compared to current trading prices. In addition, depending upon, among other things, the amount of Notes outstanding after the consummation of the Offer, the liquidity of untendered Notes may be adversely affected by the Offer. If there is a market for such Notes following the Offer, such Notes may also trade at a discount compared to current trading prices depending on prevailing interest rates, the market for securities with similar credit features, the performance of Healthsource and other factors. In addition, following the Effective Time, the Notes will be delisted from the NYSE. Healthsource may also at its option elect to defease any Notes not tendered in the Offer in accordance with the terms of the Indenture. Accordingly, there is no assurance that an active market in the Notes following consummation of the Offer will exist and no assurance as to the prices at which such Notes may trade.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION

     The Offer will expire on September 18, 1997 and may not be extended except as required by applicable law. During any extension of the Offer, all Notes previously tendered pursuant to the Offer (and not properly withdrawn) will remain subject to the Offer and may be accepted for payment by Healthsource, subject to the withdrawal rights of Holders.

     Healthsource also expressly reserves the right, subject to the requirements of the Indenture, to amend the terms of the Offer in any respect.

     Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Healthsource may choose to make a public announcement of any extension, termination or amendment of the Offer, Healthsource shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case Healthsource shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

ACCEPTANCE FOR PAYMENT

     Upon the terms and subject to the conditions to the Offer (including if the Offer is extended or amended, the terms of such extension or amendment) and applicable law, Healthsource will purchase, by accepting for payment, and will pay for all Notes properly tendered (and not properly withdrawn) pursuant to the Offer, promptly after the Expiration Date. In all cases, payment by the Depositary to tendering Holders will be made only after timely receipt by the Depositary of the documentation described under "Procedures for Tendering Notes -- Tendering Notes."

     For purposes of the Offer, Healthsource shall be deemed to have accepted for payment (and thereby to have purchased) tendered Notes as, if and when Healthsource gives oral or written notice to the Depositary of Healthsource's acceptance of such Notes for payment. Subject to the terms and conditions of the Offer, payment for Notes so accepted will be made by deposit of the consideration therefor with the Depositary. The Depositary will act as agent for tendering Holders for the purpose of receiving payment from Healthsource and then transmitting payment to such tendering Holders.

                         PROCEDURES FOR TENDERING NOTES

TENDERING NOTES

     The tender of Notes pursuant to any of the procedures set forth in this Offer to Purchase and in the Letter of Transmittal will constitute a binding agreement between the tendering Holder and Healthsource upon the terms and subject to the conditions of the Offer. The tender of Notes will constitute an agreement to deliver good and marketable title to all tendered Notes prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

     EXCEPT AS PROVIDED IN "-- GUARANTEED DELIVERY PROCEDURES," UNLESS THE NOTES BEING TENDERED ARE DEPOSITED BY THE HOLDER WITH THE DEPOSITARY PRIOR TO THE EXPIRATION DATE (ACCOMPANIED BY A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL), HEALTHSOURCE MAY, AT ITS OPTION, REJECT SUCH TENDER. PAYMENT FOR NOTES WILL BE MADE ONLY AGAINST DEPOSIT OF TENDERED NOTES AND DELIVERY OF ALL OTHER REQUIRED DOCUMENTS.

     Only record Holders of Notes are authorized to exercise a Change of Control Right and tender their Notes pursuant to the Offer. Accordingly, to properly exercise a Change of Control Right and tender Notes or cause Notes to be tendered, the following procedures must be followed:

     Notes held through DTC. Each beneficial owner of Notes held through a participant (a "DTC Participant") of the Depository Trust Company ("DTC") (i.e., a custodian bank, depositary, broker, trust company or other nominee) must instruct such DTC Participant to cause its Notes to be tendered in accordance with the procedures set forth in this Offer to Purchase.

     Pursuant to an authorization given by DTC to the DTC Participants, each DTC Participant that holds Notes through DTC must (i) transmit its acceptance through the DTC Automated Tender Offer Program ("ATOP") (for which the transaction will be eligible), and DTC will then edit and verify the acceptance, execute a book-entry delivery to the Depositary's account at DTC and send an Agent's Message (as defined below) to the Depositary for its acceptance, or (ii) comply with the guaranteed delivery procedures set forth in this Offer to Purchase. The Depositary will (promptly after the date of this Offer to Purchase) establish accounts at DTC for purposes of the Offer with respect to Notes held through DTC, and any financial institution that is a DTC Participant may make book-entry delivery of interests in Notes into the Depositary's account through ATOP. However, although delivery of interests in the Notes may be effected through book-entry transfer into the Depositary's account through ATOP, an Agent's Message in connection with such book-entry transfer and any other required documents must be, in any case, transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase, or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary. The confirmation of a book-entry transfer into the Depositary's account at DTC as described above is referred to herein as a "Book-Entry Confirmation".

     The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each DTC Participant tendering through ATOP that such DTC Participants have received a Letter of Transmittal and agree to be bound by the terms of the Letter of Transmittal and that Healthsource may enforce such agreement against such DTC Participants.

     All of the Notes currently held through DTC have been issued in the form of a global note registered in the name of Cede & Co. ("Cede"), DTC's nominee (the "Global Note"). At or as of the close of business on the second business day after the Expiration Date, DTC will deliver to the Depositary the Global Note. At or as of the close of business on the second business day after the Expiration Date, DTC will deliver the aggregate principal amount of Notes as to which it has delivered Agent's Messages in respect of Notices of Guaranteed Delivery as described under "-- Guaranteed Delivery Procedures." Thereafter, the aggregate principal amount of the Global Note will be reduced to represent the aggregate principal amount of Notes held through DTC and not tendered pursuant to the Offer and the Global Note will be returned to Cede.

     Notes held by Record Holders. Each record Holder must complete and sign a Letter of Transmittal, and mail or deliver such Letter of Transmittal, and any other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Notes, to the Depositary at its address set forth on the back cover page of this Offer to Purchase, or the Holder must comply with the guaranteed delivery procedures set forth in this Offer to Purchase.

     All signatures on a Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program; provided, however, that signatures on a Letter of Transmittal need not be guaranteed if such Notes are tendered for the account of an Eligible Institution (as defined below). If a Letter of Transmittal or any Note is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to Healthsource of the authority of such person so to act must be submitted.

     No alternative, conditional, irregular or contingent tenders will be accepted (unless waived). By executing a Letter of Transmittal or transmitting an acceptance through ATOP, each tendering Holder waives any right to receive any notice of the acceptance for purchase of its Notes.

     Lost or Missing Certificates. If a record Holder desires to tender Notes pursuant to the Offer, but the certificates representing such Notes have been mutilated, lost, stolen or destroyed, such Holder should write to or telephone the Information Agent about procedures in accordance with the provision of the Indenture for obtaining replacement certificates representing such Notes.

     Backup Federal Income Tax Withholding. Under the "backup withholding" provisions of Federal income tax law, unless a tendering Holder, or his or her assignee (in either case, the "Payee"), satisfies the conditions described in Instruction 5 of the Letter of Transmittal or is otherwise exempt, the aggregate purchase price may be subject to backup withholding tax at a rate of 31%. To prevent backup withholding, each Payee should complete and sign the Substitute Form W-9 provided in the Letter of Transmittal. See Instruction 5 of the Letter of Transmittal.

     Effect of Letter of Transmittal. Subject to and effective upon the acceptance for payment of the Notes tendered thereby, by executing and delivering a Letter of Transmittal a tendering Holder of Notes (i) irrevocably sells, assigns and transfers to Healthsource all right, title and interest in and to all the Notes tendered thereby, (ii) waives any and all rights with respect to the Notes (including without limitation any existing or past defaults and their consequences in respect of the Notes and the Indenture under which the Notes were issued), (iii) releases and discharges Healthsource from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes including without limitation any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes and
(iv) irrevocably constitutes and appoints the

Depositary the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to Healthsource, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to, or control over, funds from Healthsource, except as agent for Healthsource, for the Purchase Price for any tendered Notes that are purchased by Healthsource), all in accordance with the terms of the Offer.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Notes will be resolved by Healthsource, whose determination will be final and binding. Healthsource reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of counsel for Healthsource, be unlawful. Healthsource also reserves the absolute right to waive any condition to the Offer and any irregularities or conditions of tender as to particular Notes. Healthsource's interpretation of the terms and conditions of the Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as Healthsource shall determine. Healthsource and the Depositary shall not be under any duty to give notification of defects in such tenders and shall not incur liabilities for failure to give such notification. Tenders of Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Notes received by the Depositary that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Depositary to the tendering Holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     LETTERS OF TRANSMITTAL AND NOTES MUST BE SENT ONLY TO THE DEPOSITARY. DO NOT SEND LETTERS OF TRANSMITTAL OR NOTES TO HEALTHSOURCE.

     THE METHOD OF DELIVERY OF NOTES AND LETTERS OF TRANSMITTAL, ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC AND ANY ACCEPTANCE THROUGH ATOP, IS AT THE ELECTION AND RISK OF THE PERSONS TENDERING AND DELIVERING ACCEPTANCES OR LETTERS OF TRANSMITTAL AND, EXCEPT AS OTHERWISE PROVIDED IN THE LETTER OF TRANSMITTAL, DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE DEPOSITARY PRIOR TO THE EXPIRATION DATE.

GUARANTEED DELIVERY PROCEDURES

     DTC Participants. A DTC Participant who wishes to cause its Notes to be tendered, but who cannot transmit its acceptance through ATOP prior to the Expiration Date, may cause a tender to be effected if:

          (a) guaranteed delivery is made by or through a firm or other entity identified in Rule 17Ad-15 under the Exchange Act (an "Eligible Institution"), including (as such terms are defined therein): (i) a bank;
     (ii) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings institution that is a participant in a Securities Transfer Association recognized program;

          (b) prior to 12:00 a.m., New York City time, on the Expiration Date, the Depositary receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided herewith; and

          (c) Book-Entry Confirmation of the transfer into the Depositary's account at DTC, and all other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

     Record Holders. A record Holder who wishes to tender its Notes but (i) whose Notes are not immediately available and will not be available for tendering prior to the Expiration Date, or (ii) who cannot deliver its Notes, the Letter of Transmittal or any other required documents to the Depositary prior to the Expiration Date, may effect a tender if:

          (a) the tender is made by or through an Eligible Institution;

          (b) prior to 12:00 a.m., New York City time, on the Expiration Date, the Depositary receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided herewith; and

          (c) a properly completed and executed Letter of Transmittal, as well as the certificate(s) representing all tendered Notes in proper form for transfer, and all other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

     Under no circumstances will interest be paid by Healthsource by reason of any delay in making payment to any person using the guaranteed delivery procedures described above.

WITHDRAWAL RIGHTS

     Tenders of Notes (or any portion of such Notes in integral multiples of $1,000) may be withdrawn at any time prior to the Expiration Date.

     Notes held through DTC. A DTC Participant who has transmitted its acceptance through ATOP in respect of Notes held through DTC may, prior to the Expiration Date, withdraw the instruction given thereby by (i) withdrawing its acceptance through ATOP, or (ii) delivering to the Depositary by mail, hand delivery or facsimile transmission a notice of withdrawal of such instruction. Such notice of withdrawal must contain the name and number of the DTC Participant, the principal amount of Notes to which such withdrawal relates and the signature of the DTC Participant. Withdrawal of such an instruction will be effective upon receipt of such notice of withdrawal by the Depositary.

     Notes held by Record Holders. A Holder may withdraw its tender of Notes prior to the Expiration Date by delivering to the Depositary by mail, hand delivery or facsimile transmission a notice of withdrawal. Any such notice of withdrawal must (i) specify the name of the person who tendered the Notes to be withdrawn, (ii) contain a description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes and the aggregate principal amount represented by such Notes and (iii) be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered (including any required signature guarantees), or be accompanied by (x) documents of transfer in a form acceptable to Healthsource, in its sole discretion, and (y) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such Holder. If the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon receipt by the Depositary even if physical release is not yet effected. Any Notes properly withdrawn will be deemed to be not validly tendered for purposes of the Offer.

     All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the Notes being withdrawn are held for the account of an Eligible Institution.

     A withdrawal of an instruction or a withdrawal of a tender must be executed by a DTC Participant or a Holder, as the case may be, in the same manner as the person's name appears on its transmission through

ATOP or Letter of Transmittal, as the case may be, to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A Holder or DTC Participant may withdraw a tender only if such withdrawal complies with the provisions of this Offer to Purchase.

     A withdrawal of an instruction previously given pursuant to the transmission of an acceptance through ATOP or a withdrawal of a tender by a Holder may be rescinded only by (i) a new transmission of acceptance through ATOP, or (ii) execution and delivery of a new Letter of Transmittal, as the case may be, in accordance with the procedures described herein.

                         CERTAIN INFORMATION CONCERNING
                             HEALTHSOURCE AND CIGNA

HEALTHSOURCE

     Healthsource is a diversified provider of a range of managed health care services. Healthsource provides managed care through health maintenance organizations in Arkansas, Connecticut, Georgia, Indiana, Kentucky, Maine, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Ohio, South Carolina, Tennessee and Texas. Healthsource also offers point of service plans, preferred provider organization plans, utilization review services, managed workers compensation services, pharmacy benefit management services and other managed care consulting and administrative services to other health care payors. Healthsource also owns insurance companies that are domiciled in Indiana, Tennessee, New Hampshire and South Carolina. As a result of the Merger, Healthsource will become an indirect wholly owned subsidiary of CIGNA. Healthsource's principal executive offices are located at Two College Park Drive, Hooksett, New Hampshire 03106, and its telephone number is (603) 268-7000.

CIGNA; RELATIONSHIP BETWEEN CIGNA AND HEALTHSOURCE

     CIGNA is a Delaware corporation with its principal executive offices located at One Liberty Place, Philadelphia, Pennsylvania 19192. With shareholders' equity of $7.2 billion, revenues of $19.0 billion and assets of $98.9 billion as of December 31, 1996, CIGNA and its subsidiaries constitute one of the largest investor-owned insurance organizations in the United States and one of the principal United States companies in the financial services industry. Although CIGNA is not an insurance company, its subsidiaries are major providers of group life and health insurance, managed care products and services, retirement products and services, individual financial services, and property and casualty insurance. CIGNA is one of the largest international insurance organizations based in the United States, measured by international revenues, and one of the largest investor-owned health maintenance organizations in the United States, based on the number of members. CIGNA's major insurance subsidiaries, Connecticut General Life Insurance Company ("CG Life") and Insurance Company of North America ("ICNA"), are among the oldest insurance companies in the United States, with ICNA tracing its origins to 1792 and CG Life to 1865. CIGNA was incorporated in the State of Delaware in 1981.

     For a description of the relationship between CIGNA and Healthsource, see "Certain Recent and Future Developments" and "Sources and Amount of Funds."

                     CERTAIN RECENT AND FUTURE DEVELOPMENTS

THE TENDER OFFER

     On June 25, 1997, the Equity Tender Offer was consummated, pursuant to which 98% of the issued and outstanding shares of Common Stock were purchased by Acquisition for a purchase price of $21.75 per share of Common Stock.

THE MERGER

     At the Effective Time, pursuant to the Merger Agreement (i) Acquisition will be merged with and into Healthsource, with Healthsource being the surviving corporation of the Merger and (ii) each outstanding share of Common Stock (including shares of Common Stock issued upon conversion of Notes prior to the Effective Time) will be converted into the right to receive $21.75 per share of Common Stock.

     The consummation of the Merger (and thus the determination of the Effective
Time) is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of a majority of the outstanding shares of Common Stock. A meeting of Healthsource stockholders to consider the Merger Agreement and the Merger has been scheduled for July 31, 1997 (the "Stockholders Meeting"). Because Acquisition owns in excess of a majority of the outstanding shares of Common Stock, constituting sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder, and because CIGNA has agreed in the Merger Agreement to cause Acquisition to vote the shares in favor of the approval and adoption of the Merger and the Merger Agreement, the approval and adoption of the Merger Agreement and the Merger at the Stockholders Meeting is assured. It is currently expected that the Effective Time will be on or about July 31, 1997.

     Any Notes not tendered in the Offer (or tendered and withdrawn prior to the Expiration Date) will remain obligations of Healthsource and will continue to accrue interest and have all of the benefits of the Indenture, unless Healthsource, at its option, elects to defease any Notes not tendered in the Offer in accordance with the terms of the Indenture. The Indenture provides that from and after the Effective Time the Notes will no longer be convertible into shares of Common Stock; instead, the Notes will be convertible, at the option of the Holder, into the amount of cash that the Holder would have received in the Merger had such Holder converted the Notes into shares of Common Stock immediately prior to the Effective Time. Therefore, based on the current conversion price of $46.965 per share, each $1,000 principal amount of Notes that was convertible into approximately 21.29 shares of Common stock immediately prior to the Effective Time will be convertible into approximately $463.06 in cash from and after the Effective Time. Under the terms of the Indenture, Healthsource and the Trustee must execute a supplemental indenture evidencing the effect of the Merger on the Notes.

     CIGNA is conducting a detailed review of Healthsource and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and is considering what, if any, changes would be desirable in light of the circumstances which exist. Although CIGNA does not have any specific plans with respect to Healthsource, CIGNA generally intends to integrate Healthsource's operations with the operations of CIGNA's health care division as soon as practicable, in order to achieve operating synergies. At this time, CIGNA has not determined how this integration will be structured. The combining of Healthsource's business with CIGNA's health care business could, among other things, involve consolidating and streamlining certain operations and reorganizing other businesses and operations.

     Except as noted in this Offer to Purchase, and except as may be effected in connection with the integration of operations referred to above, CIGNA does not have any present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of assets, involving Healthsource or any of its subsidiaries, or any material changes in Healthsource's corporate structure or business or the composition of Healthsource's management or personnel.

                          SOURCES AND AMOUNT OF FUNDS

     The precise amount of funds required by Healthsource to purchase Notes tendered pursuant to the Offer and to pay the fees and expenses related to the Offer will not be known until the Expiration Date. If all outstanding Notes were tendered and purchased, the aggregate amount of funds required to pay the Purchase Price would be approximately $249,388,951.39. Such funds are expected to be provided through a capital contribution by CIGNA to Healthsource. CIGNA intends to provide such capital contribution from internally generated funds.

                            MARKET PRICE INFORMATION

THE NOTES

     The Notes are listed and traded on the NYSE under the symbol "HS5C03." The following tables set forth the high and low sales prices per $100 principal amount of the Notes, as reported by the NYSE Composite Tape, for the periods indicated (prior to September 6, 1996, in the fourth quarter of the fiscal year ended December 31, 1996, and from July 1 to July 23, 1997, no Notes were publicly traded):

                                                                          HIGH        LOW
                                                                         -------    -------
    Fiscal Year Ended December 31, 1997
      First Quarter....................................................  $ 98.50    $ 80.50
      Second Quarter...................................................  $ 99.50    $ 98.00
    Fiscal Year Ended December 31, 1996
      Third Quarter (from September 6, 1996)...........................  $ 79.00    $ 78.00

     On May 28, 1997, the last day the Notes traded, the closing sales price per $100 principal amount of Notes, as reported by the NYSE Composite Tape, was
$99.50          .

     HOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE NOTES PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

     Following the Effective Time, the Notes will be delisted from the NYSE and application will be made pursuant to the Exchange Act to terminate the registration of the Notes and other securities of Healthsource under the Exchange Act. Such termination will substantially reduce the information required to be furnished by Healthsource to the Commission.

SHARES OF COMMON STOCK

     Shares of Common Stock are listed and traded on the NYSE under the symbol "HS." The following table sets forth the high and low sales prices per share of Common Stock, as reported on the NYSE Composite Tape, for the periods indicated:

                                                                           HIGH      LOW
                                                                          ------    ------
    Fiscal Year Ended December 31, 1997
      First Quarter.....................................................  $21 3/8   $11 5/8
      Second Quarter....................................................  $21 7/8   $20 1/2
      Third Quarter (to July 23, 1997)..................................  $21 7/8   $21 5/8
    Fiscal Year Ended December 31, 1996
      First Quarter.....................................................  $40 1/8   $29 1/4
      Second Quarter....................................................  $40       $17 3/8
      Third Quarter.....................................................  $17 3/4   $11
      Fourth Quarter....................................................  $14 3/4   $10 7/8
    Fiscal Year Ended December 31, 1995
      First Quarter.....................................................  $23 5/8   $19 1/4
      Second Quarter....................................................  $23       $15 1/8
      Third Quarter.....................................................  $24 1/2   $17 1/4
      Fourth Quarter....................................................  $36       $21

     On July 23, 1997, the closing sales price of the Common Stock, as reported on the NYSE Composite Tape, was $21 3/4 per share.

                            SELECTED FINANCIAL DATA

     The following table presents selected historical financial data and pro forma financial information for Healthsource for the periods indicated. The financial data for the periods ended December 31, 1995 and December 31, 1996 have been audited. The financial data for the three months ended March 31, 1997 and March 31, 1996 are unaudited, but in the opinion of Healthsource reflect all adjustments necessary for a fair presentation of such data. More comprehensive financial information is included in such reports and other documents filed by Healthsource with the Commission and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports and other documents may be inspected and copies may be obtained from the Commission in the manner set forth above under "Available Information."

                                                    FISCAL YEAR ENDED      THREE MONTHS ENDED
                                                      DECEMBER 31,              MARCH 31,
                                                 -----------------------   -------------------
                                                    1996         1995        1997       1996
                                                 ----------   ----------   --------   --------
                                                     (IN THOUSANDS EXCEPT PER SHARE DATA)
    INCOME STATEMENT DATA:
    Revenues...................................  $1,713,963   $1,166,697   $476,761   $419,902
    Net income (loss)..........................      (3,940)      56,271      6,976     15,562
    Net income (loss) per share................       (0.08)        0.81       0.11       0.22
    BALANCE SHEET DATA:
    Total assets...............................   1,006,900      873,039   1,053,137   990,236
    Total long-term debt.......................     247,250       95,000    247,250    257,250
    Shareholders' equity.......................     385,425      488,082    392,503    401,051

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following discussion is for general information only and is based on the federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of federal income taxation which may be relevant to any particular Holder of the Notes in light of such Holder's individual investment circumstances or to certain types of Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations and foreign taxpayers), nor does it address specific state, local or foreign tax consequences. This summary assumes that the Holders of the Notes have held their Notes as "capital assets" as defined under the Internal Revenue Code of 1986, as amended. EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE OFFER.

SALE OF NOTES PURSUANT TO THE OFFER

     The receipt of cash by a Holder in exchange for the Notes will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Such Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received (other than in respect of accrued interest) and (ii) such Holder's adjusted tax basis in the Notes. Subject to the rules discussed below, such gain or loss will be capital gain or loss and will be long-term gain or loss if such Holder has held such Notes for more than one year.

     The payment of interest or amounts treated as interest for tax purposes with respect to a Note generally will be treated as ordinary income.

     An exception to the capital gain treatment described above applies to a Holder who holds a Note with a "market discount." Market discount is the amount by which the Holder's basis in the Note immediately after its acquisition is exceeded by the stated redemption price of the Note at maturity. (However, a Note will be considered to have no market discount if such excess is less than 1/4 of 1% of the stated redemption price of the Note at maturity multiplied by the number of complete years from the Holder's acquisition date of the Note to its maturity date.) The gain realized by the Holder of a market discount Note on its purchase by Healthsource will be treated as ordinary income to the extent that market discount has accrued (on a straight line basis or, at the election of the Holder, on a constant interest basis) from the Holder's acquisition date to the date of sale, unless the Holder has elected to include market discount in income currently as it accrues. Gain in excess of such accrued market discount will be subject to the capital gains rules described above.

                    THE DEPOSITARY AND THE INFORMATION AGENT

     The Depositary for the Offer is IBJ Schroder Bank & Trust Company. All deliveries and correspondence sent or presented to the Depositary relating to the Offer should be directed to one of the addresses or the telephone numbers of the Depositary set forth on the back cover of this Offer to Purchase. The Information Agent for the Offer is Georgeson & Company Inc. All correspondence and questions sent or presented to the Information Agent should be directed to the address or one of the telephone numbers of the Information Agent set forth on the back cover of this Offer to Purchase. Requests for information or additional copies of the Offer to Purchase and the related Letter of Transmittal should be directed to the Information Agent.

     Healthsource will pay the Depositary and the Information Agent reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses. Healthsource will indemnify the Depositary and the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws.

     Brokers, dealers, commercial banks and trust companies will be reimbursed by Healthsource for customary mailing and handling expenses incurred by them in forwarding material to their customers. Healthsource will not pay any fees or commissions to any broker, dealer or other person (other than the Depositary and the Information Agent) in connection with the solicitation of tenders of Notes pursuant to the Offer.

                                 MISCELLANEOUS

     Healthsource is not aware of any jurisdiction where the making of the Offer is not in compliance with the laws of such jurisdiction. If Healthsource becomes aware of any jurisdiction where the making of the Offer would not be in compliance with such laws, Healthsource will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the Offer. If, after such good faith effort, Healthsource cannot comply with any such applicable laws, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders of the Notes residing in such jurisdiction.

                        The Depositary for the Offer is:

                       IBJ SCHRODER BANK & TRUST COMPANY

             By Mail:                  Facsimile Transmission:              By Hand/Overnight:
IBJ Schroder Bank & Trust Company  (For Eligible Institutions Only) IBJ Schroder Bank & Trust Company
           P.O. Box 84                      (212) 858-2611                   One State Street
      Bowling Green Station                                              New York, New York 10004
  New York, New York 10274-0084         Confirm by Telephone:          Attn: Securities Processing
                                                                                 Window,
 Attn: Reorganization Operations                                          Subcellar One, (SC-1)
            Department                      (212) 858-2103

                    The Information Agent for the Offer is:

                            GEORGESON & COMPANY INC.

                               Wall Street Plaza
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064